Exhibit 99.1

Wheaton Precious Metals Declares Quarterly Dividend

DIVIDEND DECLARATION

TSX | NYSE | LSE: WPM

VANCOUVER, BC, May 4, 2023 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its Board of Directors has declared its second quarterly cash dividend payment for 2023 of US$0.15 per common share.

Second Quarterly Dividend

The second quarterly cash dividend for 2023 of US$0.15 will be paid to holders of record of Wheaton common shares as of the close of business on May 19, 2023, and will be distributed on or about June 2, 2023. The ex-dividend trading date is May 18, 2023.

Under the Company's dividend policy, for the 2023 calendar year, the quarterly dividend per common share is targeted to equal the greater of 30% of the average cash generated by operating activities in the previous four quarters divided by the Company's then outstanding common shares, all rounded to the nearest cent and the dividend declared in the prior quarter. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2023 equal to the dividend per common share declared in the prior quarter.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at the Average Market Price, as defined in the DRIP, without a discount.

The Company may, from time to time, in its discretion, apply, change or eliminate any discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms, including direct deposit, are available for download on the Company's website at www.wheatonpm.com, in the 'investors' section under the 'dividends' tab.

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at: https://tsxtrust.com/DRIP

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to future dividends. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com and Wheaton's Form 40-F for the year ended December 31, 2022 filed March 31, 2023 on file with the U.S. Securities and Exchange Commission on EDGAR and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2022, available on SEDAR and in Wheaton's Form 6-K filed March 9, 2023. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2016 and international audits.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2023/04/c7648.html

%CIK: 0001323404

For further information: Please contact: Patrick Drouin or Emma Murray, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:04e 04-MAY-23